Filed by Smith & Nephew plc pursuant to Rule 425
under the Securities Act 1933
Subject Company: Centerpulse Ltd.
(Commission File No.: 001-14654)

The following slide presentation was made available by Smith & Nephew plc on March 20, 2003.



Creation of a Global Orthopaedics Leader

20 March 2003

centerpulse

Smith+Nephew

Disclaimer

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM CANADA, AUSTRALIA OR JAPAN.

No offer or invitation to acquire or exchange securities in Centerpulse or inCentive is being made now. Any such offer or invitation will only be made in documents to be published in due course and any such acquisition or exchange should be made solely on the basis of information contained in such documents. The Centerpulse Offer will not be made, directly or indirectly, in or into, or by use of the mails or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of, Canada, Australia or Japan. Accordingly, copies of this document and any related documents are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from, Canada, Australia or Japan and persons receiving this document and any related documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in or into or from, Canada, Australia or Japan. Relevant clearances have not been, nor will they be, obtained from the securities commission of any province or territory of Canada; no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance; and the New Smith & Nephew Group Shares have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan. Accordingly, the New Smith & Nephew Group Shares may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly in or into Canada, Australia or Japan or any other jurisdiction as to do so may constitute a violation of the relevant laws of, or require registration thereof in such jurisdiction or to, or for the account or benefit of, a person in or resident in Canada, Australia or Japan. The inCentive Offer is not being made in any country where such offer would be considered illegal or would otherwise violate any applicable law or regulation or where Smith & Nephew may be obliged to change the terms of the inCentive Offer, to file an additional application with any authorities or other institutions or to undertake additional measures in relation to the inCentive Offer. It is not foreseen to extend the inCentive Offer to such jurisdictions. Documents in relation to this transaction must not be distributed in such jurisdictions or sent to such jurisdictions. Persons in such jurisdictions must not use these documents for marketing purposes for sales of shares of inCentive.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1998. Statements that are not strictly historical statements, including statements about Smith & Nephew's and Centerpulse's beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The forward-looking statements in this document include, but are not limited to, statements addressing the following subjects: expected timing of the Transaction; future financial and operating results; actions to be taken by the combined company following the Transaction; and the timing and benefits, including synergy benefits, of the Transaction. The following factors, among others, could cause results to differ materially from those described in the forward-looking statements: inability to obtain, or meet the conditions imposed for, regulatory approvals for the Transaction; the failure of the shareholders of Smith & Nephew to pass the resolutions necessary to implement the Transaction; the failure of the court to sanction the scheme of arrangement of Smith & Nephew; the failure of the minimum tender condition or the failure of other conditions of the Offer; the risk that the businesses will not be integrated successfully and that the expected synergies and cost savings will not be achieved; and other economic, business, competitive and/or regulatory factors affecting the businesses of Smith & Nephew and Centerpulse generally. More detailed information about such economic, business, competitive and/or regulatory factors is set forth in Smith & Nephew's and Centerpulse's filings with the SEC. Smith & Nephew and Centerpulse are under no obligation, and expressly disclaim any obligation, to update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

Any offer in the United States will only be made through a prospectus, which is part of a registration statement to be filed with the SEC. Centerpulse shareholders who are US persons or are located in the United States are urged to carefully review the registration statement and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Smith & Nephew with the SEC because these documents contain important information relating to the Centerpulse Offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Centerpulse relating to the Centerpulse offer. You may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by Smith & Nephew and Centerpulse with the SEC, at the SEC's Web site at www.sec.gov. Once the registration statement, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 have been filed with the SEC, you will also be able to inspect and copy these documents at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE CENTERPULSE OFFER.

Presentation team

- Dudley Eustace

  Chairman, Smith & Nephew plc

- Max Link

  Chairman and CEO, Centerpulse AG

- Chris O'Donnell

  Chief Executive, Smith & Nephew plc

- Peter Hooley

  Finance Director, Smith & Nephew plc

Dudley Eustace

Chairman, Smith & Nephew plc

Smith & Nephew Combined Group

- Powerful combination of two complementary businesses
- Joins global leaders in orthopaedics
- Attractive long-term growth market
- Cultural fit
- Complementary strengths
- Near-term benefits and long-term value creation

Management and Board

- Chairman: Dudley Eustace
- Chief Executive: Chris O'Donnell
- Finance Director: Peter Hooley
- Centerpulse directors to join Smith & Nephew Group Board
  - Max Link to be appointed a Vice Chairman
  - René Braginsky to be appointed a non-executive director

Dr. Max Link

Chairman & CEO, Centerpulse AG

Transaction Details

- Headline Offer price for Centerpulse shareholders of CHF 282
  - Values Centerpulse at CHF 3.3 billion (£1.5 billion)
  - Multiple of 12.6 times Centerpulse's 2002 continuing EBITDA
- Centerpulse and InCentive shareholders' pro forma ownership of 24% of Combined Group
  - Secondary listing on SWX Swiss Exchange anticipated upon completion
- Recommended by Centerpulse board
- InCentive holds or has rights over 19% of Centerpulse's share capital
  - Parallel offer for InCentive Capital AG
  - Shareholders owning 77% of InCentive have undertaken to accept InCentive offer

Centerpulse

- **Leading reconstructive implant company**
  - No 1 in Europe with 22% market share
  - No 5 globally, No 6 in US
  - Strong reputation in tribology (science of wear), particularly in hips
- **Platform in spine**
  - Global No 5 in spine (7% market share)
  - Leader in stabilisation devices
  - Comprehensive product offering
- **Dental division**
  - Global No 4 in dental (12% market share)

Centerpulse – Back on Track in 2002

	CHF (m)	Growth*
Sales		
Ortho Europe	542	+11%
Ortho North America	289	+17%
Ortho ROW	92	+22%
Total Ortho	923	+14%
Spine	179	+10%
Dental	131	+18%
Other	8	
Continuing Sales	1,241	+14%
		Margin
Continuing EBITA	228	18.4%

centerpulse

* Local currencies

Smith+Nephew

Share Price Development

- New Executive Management Team in 2001
- Successful funding of the obligation to the Settlement Trust
- Decision to focus on core business, cardio divestitures
- Launch of innovative products
- Strong financial performance



Offer value = CHF282
6 month average = CHF235
300
250
200
150
100
50
0
(CHF)
Jul-01
Nov-01
Mar-02
Jul-02
Nov-02
Mar-03
Centerpulse share price

Source: Datastream

Benefits for Centerpulse and Centerpulse Investors

- Combined Group has financial capacity to take advantage of industry growth opportunities
  - Top 3 global orthopaedics company
  - Scale to compete, diversified product portfolio
- Centerpulse investors will share in the upside of the Combined Group
  - Complementary businesses
  - Significant synergies anticipated
- Improved share trading liquidity
  - Pro-forma market capitalisation of £4.7 billion
  - Swiss secondary listing planned
- Swiss heritage maintained
  - Winterthur to remain key manufacturing centre
  - 2 seats on Combined Group board
- Offer value implies 20% return for Centerpulse shareholders over last 6 months

Chris O'Donnell

Chief Executive, Smith & Nephew plc

Transaction Rationale

- Creates world No 3 in $14 billion orthopaedics market
- Transforms scale in reconstructive implants
- Complementary product strengths and technological focus
- Geographic fit brings market leadership in Europe and strengthened position in US and Japan
- Enhanced position in fast-growing spinal segment
- Significant synergies and margin improvement
- Earnings enhancing in 2004 and materially so by 2005

Scale Comparison

- Global No 3 in $14 billion orthopaedics market
- Global No 4 in $6 billion reconstructive implants market

2002 ORTHOPAEDICS SALES ($m)


J&J/DePuy
Stryker
Combined Group
Zimmer
Biomet
Synthes
Medtronic
Smith & Nephew
Centerpulse
0
500
1000
1500
2000

2002 RECONSTRUCTIVE SALES ($m)


J&J/DePuy
Stryker
Zimmer
Combined Group
Biomet
Centerpulse
Smith & Nephew
0
200
400
600
800
1000
1200
1400

Source: Merrill Lynch

centerpulse

Smith+Nephew

Reconstructive Implants - Geographic Fit

- Centerpulse's strengths in Europe complement Smith & Nephew's in US
- Market leader in reconstructive implants in Europe
- Substantially strengthened position in US and Japan

EUROPE/ROW MARKET SHARE ($2.2 bn market)


Combined Group 24%
J&J DePuy 23%
Stryker 20%
Centerpulse 16%
Zimmer 16%
Biomet 11%
Smith & Nephew 8%
Other 6%

US MARKET SHARE ($3.5 bn market)


J&J DePuy 25%
Stryker 22%
Zimmer 20%
Combined Group 14%
Biomet 12%
Smith & Nephew 8%
Centerpulse 6%
Other 7%

Source: Merrill Lynch

centerpulse

Smith+Nephew

Complementary Products

- Creates global No 3 in hips and No 4 in knees
- Complete 'menu' of knee products
- Broad range of alternative bearing technologies (Metasul, Durasul, Oxinium)

WORLDWIDE MARKET SHARE-HIPS
($2.6 bn market)


Stryker
24%
J&J DePuy
23%
Combined Group
18%
Zimmer
17%
Biomet
12%
Centerpulse
11%
Smith & Nephew
7%
Other
7%

WORLDWIDE MARKET SHARE-KNEES
($2.8 bn market)


J&J DePuy
26%
Zimmer
20%
Stryker
19%
Combined Group
16%
Biomet
11%
Centerpulse
8%
Smith & Nephew
8%
Other
8%

centerpulse

Source: Merrill Lynch

Smith+Nephew

Platform for Growth in Spine

- Spinal Implant Market
  - Rapidly growing $2.3 billion global market
  - Estimated annual market growth of 19% in 2001-2005
- Spine-Tech
  - Leader in stabilisation devices
  - 7% global share, with 85% sales in US
  - Full range of spinal implants
- New Spine Division within Combined Group
  - Grow through acquisition/licensing of spine technologies and products

Shape of Combined Group

- 5 business divisions: Orthopaedics, Wound Management, Endoscopy, Spine and Dental
- Approximately 74% of revenues from broad Orthopaedics
- Maintain strong growth in Wound Management and Endoscopy

2002 SALES

SMITH & NEPHEW: £1.1 billion


27%
43%
30%
ENDO
WOUND
ORTHO

+

CENTERPULSE: £0.5 billion


11%
14%
75%
ORTHO
SPINAL
DENTAL

=

ENLARGED PRO FORMA: £1.6 billion


5%
4%
18%
53%
20%
ORTHO
WOUND
ENDO
SPINAL
DENTAL

Market Growth

- Well positioned in rapidly expanding markets
- Enhanced position in high growth spinal segment

2001-2003E CAGR	Recon Implants	Trauma	Endoscopy	Spinal	Dental	Advanced Wound Care
US	14%	11%	6%	25%	16%	15%
Outside US	13%	5%	6%	10%	14%	10%
Global	14%	9%	6%	22%	15%	12%
% Pro Forma Revenues	43.6%	9.8%	18.1%	4.9%	3.6%	20.0%
Combined Market Position	4	2	1*	5	4	1

*Market position is for Arthroscopy

Value Creating Transaction


Growth
£45 million annual cost savings by 2005
23% Group margin target by 2005/06*
27% Orthopaedics margin target by 2005/06*
Superior long term growth
SG&A savings
Merge biologics research
Streamline manufacturing
Broader product offering
Cross selling
Sales and marketing investment
New accounts
New products
Transfer of best practice
Short
Medium
Long

centerpulse

* Operating margin before amortisation of goodwill and exceptional items

Smith+Nephew

Peter Hooley

Finance Director, Smith & Nephew plc

Financial Overview

- Creation of £1.6 billion sales revenue business
- 74% orthopaedics, arthroscopy, spine and dental
- Similar growth +14% and EBITA margins 18%

2002 Dec y/e (£m)	Smith & Nephew £m	Centerpulse £m	Pro-forma £m
Sales (continuing operations)	1,084	533	1,617
Underlying growth	14%	14%	14%
EBITA* (*including* JV and associates)	221	98	319
Margin* (*excluding* JV and associates)	18%	18%	18%

*Before goodwill amortisation and exceptional items

Cost Savings

- Net sales dissynergies peaking at 1% of Ortho sales in 2004
- Annual cost savings of £45m anticipated by 2005
  - Manufacturing, logistics, R&D
  - Corporate, administration
- Exceptional cash costs of implementation: £130m, a 35% return
- Non-cash costs still to be determined

Financial Effects

- Margin improvement
  - Overall Combined Group operating margin target rises to 23% by 2005/06*
  - Combined Orthopaedics margin target rises to 27% by 2005/06*
  - Stronger cash flow conversion
- Maintained 29% tax charge going forward
- ROIC meets WACC in 2005
- Earnings per share*
  - Mid single digits accretive in 2004
  - Approaching double digits in 2005

*Before goodwill amortisation and exceptional items

Transaction Structure

- New holding company: Smith & Nephew Group plc
  - UK registered company
  - Preserves Swiss tax environment
  - Maintains tax treatment of dividends
- Dual bid by Smith & Nephew Group plc for
  - Centerpulse
  - InCentive (which owns 19% of Centerpulse) on equivalent terms
  - 25.15 new Smith & Nephew Group shares and CHF 73.42 in cash for each Centerpulse share
  - Centerpulse shareholders receive 24% of Combined Group, worth £1.1 billion, and £0.4 billion in cash. Total £1.5 billion
  - Mix and match facility available

Outline Timetable

- Formal offer expected by mid April
- Smith & Nephew shareholders approval in May
- Transaction expected to close towards mid-year

Offers mutually conditional and subject to regulatory clearances

Financing

	£m
3 and 5 year bank facilities	1,300
2003 requirements	
Existing net debt assumption	440
Acquisition cash component	400
Transaction costs	45
Other non recurring items	140
	1,025
Headroom	275
Peak net debt to EBITDA of	2x

- Dividend policy unchanged. Interim dividend the first entitlement

Other Financials

Translational Currency 2003 EBITA	Smith & Nephew	–1%
$1.58, Euro 1.46	Centerpulse	+1%

- Cash flow drivers:

Depreciation to sales	5½%
Capital expenditure to sales	7½%
Working capital to sales growth	27% → 25%

Value Creating Transaction

- Cost savings and synergies add significantly to profit
- Greater cash generation from higher margins
- Step-up in orthopaedic positioning
- Longer term growth prospects of Combined Group

Summary

- Significant long-term value creation
- Earnings enhancing from 2004 and materially so in 2005
- Accelerated margin improvement from scale and synergy benefits
- Complementary product, geographic and technology strengths
- Creation of a global orthopaedics leader



Creation of a Global Orthopaedics Leader

centerpulse

Smith+Nephew

Appendices

Combined product portfolio

Reconstruction

Hips

| Spectron
| Echelon
| Synergy
| Reflection
| CPCS
| Image

o Metasul
o CLS
o Natural Hip
o Converge
o Alloclassic
o Durasul

Knees

| Genesis II
| Accuris Uni
| Profix

o Natural Knee II
o Innex
o UniSpacer
o Allegretto

Other

o Anatomical shoulder

Trauma

| Trigen Nail
| Russell-Taylor Nail
| OrthoGuard AB
| Ambi/Classic Hip Screw

| Ilizarov
| Taylor Spatial Frame
| Exogen ultrasound

Spine

o Dynesys
o ST360°
o Trinica

o Silhouette
o POLar
o BP/Lordotic

o BAK/C

| IDET
| Decompression Catheter

Arthroscopy

o CMI
o Photofix

| EastFix Meniscal Repair Systems
| TwinFix for Shoulder repair
| Suretac III System
| Scopes

| ElectroBlade Resector
| Mechanical Blades
| Hand Instruments
| Saphyre Bipolar Ablation Probes
| Fluid Management Systems

| Digital O.R -- Digital cameras, digital image capture, central control, multimedia broadcasting,
| Smith & Nephew 337 Autoclavable Camera System

Other Ortho

| JAX Bone Void Filler
| Supartz HA

o Puros bone graft
o Jaws

Key:

| = Smith & Nephew products
o = Centerpulse products

Note: See slide 40 for product references

centerpulse

Smith+Nephew

Combined product pipeline

One of the most innovative new product line ups in orthopaedics

	ORTHOPAEDICS	SPINE	ENDO / DENTAL
H1	| Oxinium Femoral Heads | Echelon Porous Plus (HA) Stem | Synergy Select Stem o Converge RETI coating for hip o Alloclassic offset hip stem o Large ball heads for hip system o INNEX revision knee o Natural knee cemented tibia o Durasul constrained liner | Jet X unilateral External Fixation device | Total Knee Image Guided Software and Instruments | Mini Incision Hip Instruments	o BAK Vista (radiolucent cage) o ST360 (pedicle screw system) o Cervical speciality allograft	| Suretac III System | Quick T Fixation Device o New packaging/delivery systems (Dental) o J-Blocks Allograft (Dental) o New drills (Dental) | FastFix AB Meniscal Repair System | Digital OR - expanded central control capabilities | Expanded Electroblade
H2	| Oxinium Unicompartmental Femoral component | Relection Constrained Liner o Modular hip system o Metasul hip resurfacing o Allegretto uni knee instruments o Anatomical shoulder | Small Incision Knee Instruments | Total Hip Image Guided Software and Instruments | New BiPolar Heads | TriGen InterTAN	o Dynesys stabilisation device o BP / Lordotic Vista radiolucent cage o Collagen / DiCal	o New surgical kit (Dental) o Computer aided surgery | TriVex Unisystem

Key:
\| = Smith & Nephew products
o = Centerpulse products

Note: See slide 40 for product references

Focused medical technology group

Centerpulse's continuing operations have the following business mix:

Centerpulse

Orthopaedics | Spine-Tech | Dental

	Orthopaedics	Spine-Tech	Dental
Sales (CHFm)	**923**	**179**	**131**
as % of total	*75%*	*14%*	*11%*
EBITA* (CHFm)	**219**	**30**	**21**
as % of sales	*23.7%*	*16.7%*	*16.0 %*

*Pre exceptionals

Centerpulse - Financial Results 2002 Overview
Sales and EBITDA significantly improved

(in CHFm except growth rates)	2002	2001	Nominal Growth	Currency adj. Growth
Net Sales	**1,470**	**1,418**	**+4%**	**+10%**
Continuing operations	1,241	1,158	+7%	+14%
Discontinuing operations	229	260	-12%	na
EBITDA excl. exceptionals	**341**	**238**	**+43%**	**na**
Continuing operations	293	204	+44%	na
Discontinuing operations	48	34	+41%	na

centerpulse

Smith+Nephew

Centerpulse - Financial Results 2002
Improved profitability in cont'd operations

EBITDA Margin* (in %)


25.1%
17.6%
23.6%
25%
20%
15%
10%
5%
0%
2000
2001
2002

EBITA Margin *(in %)


18.3%
9.2%
18.4%
20%
15%
10%
5%
0%
2000
2001
2002

EBIT Margin* (in %)


14.9%
5.3%
14.9%
20%
15%
10%
5%
0%
2000
2001
2002

* Excluding exceptional items

Centerpulse Financial Results 2002
Solid balance sheet


Equity in % of total assets
79%
27%
54%
80%
60%
40%
20%
2000
2001
2002


Cash and Cash equivalents (in CHFm)
633
156
199
550
400
250
100
2000
2001
2002


Net Debt (in CHFm)
-528
-61
358
400
150
-100
-350
-600
2000
2001
2002

Note to spinal products

The BAK, BAK Vista, Proximity, Polar and BP implants and the methods and instrumentation for implanting the same are licensed under and protected by U.S. Patents 5,015,2475,484,437 and 5,741,253 and related international patents issued to GARY KARLIN MICHELSON, M.D. and by Centerpulse Spine-Tech, Inc. U.S. Patents 5,489,308, 5,609,636 and 5,658,337 issued to GEORGE W. BAGBY, STEPHEN D. KUSLICH, and others.

The Trinica and Trinica Select Anterior Cervical Plate System technology was invented by GARY KARLIN MICHELSON, M.D. and is covered by one or more of the following: U.S. Patents Nos. 6,193,721, 6,398,783, 6,416,528, 6,454,771 and D449,692; and pending U.S. and international patents applications.